

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via Email
Mr. Joseph Mezey
Chief Financial Officer
The Graystone Company, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

      Re: The Graystone Company, Inc.
              Form 8-K filed February 15, 2013
              File No. 000-54254

Dear Mr. Mezey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jaime G. John

                    Jaime G. John
                    Staff Accountant